TEKUMO, INC.

555 Middle Creek Parkway, Suite 100

Colorado Springs, CO 80921

www.tekumo.com

+1 (719) 419-6709

May 8, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

Attn: Matthew Crispino and Jan Woo

Re:	Tekumo, Inc.
Offering Statement on Form 1-A POS
File No. 024-12004

Ladies and Gentlemen:

In accordance with Rule 259 under the Securities Act of 1933, as amended, Tekumo, Inc., a Delaware corporation (the “Company”), hereby respectfully requests the immediate withdrawal of its Offering Statement on Forms 1-A POS (File No. 024-12004), together with all exhibits filed therewith (collectively, the “Offering Statement”), originally filed with the Securities and Exchange Commission (the “Commission”) on October 4, 2023, and as amended on December 19, 2023, and March 14, 2024.

The Company is requesting the consent of the Commission to the withdrawal of the Offering Statement as the Company has made a decision to not pursue the offering further at this time while we evaluate our plan of operations and narrow the focus of our business. The Offering Statement has not been declared qualified by the Commission, and no securities have been sold thereunder.

Sincerely,

/s/ Strings Kozisek
Strings Kozisek
Chief Executive Officer